



ATS-N/UA: Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 1: Broker-Dealer Operator Trading Activities on the ATS

a. Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (e.g., quotes, conditional orders, or indications of interest) into the NMS Stock ATS?	(selected) Yes ( ) No
If yes, name and describe each type of business unit of the Broker-Dealer Operator that enters or directs the entry of orders and trading interest into the ATS (e.g., NMS Stock ATS, type of trading desks, market maker, sales or client desk) and, for each business unit, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).	~~LeveL Markets, LLC ("LeveL Markets" or the "Firm") is the broker-dealer operator of the LeveL ATS and the Luminex ATS. The Luminex ATS has a feature called "LeveLUp" that allows Luminex ATS Subscribers who have opted in to this feature to have LeveL Markets route certain of their orders from LeveL Markets to the LeveL ATS. Please see the Luminex ATS Form ATS-N for details on the rules and policies of the LeveLUp feature. The descriptions of the LeveLUp feature and related functionality remain in effect until March 30 2026.~~ As used in this ATS-N, the term "subscriber" refers to any entity that has entered into an agreement with LeveL Markets, LLC ("LeveL Markets" or the "Firm"), broker-dealer operator of the LeveL ATS, for the Firm to provide that entity and its authorized representatives with access to the LeveL ATS. As documented in Part III Item 1 below, the LeveL ATS has Brokers, Principal Trading Firms, Market Makers, and Dealers as its permitted Types of ATS Subscribers. The Firm also has institutional customers (Asset Managers and Hedge Funds) that are permitted ~~as of March 30, 2026 will be admitted~~ as subscribers to the LeveL ATS (the "Buyside Subscribers") that ~~will be~~are able to route orders through LeveL Markets to the LeveL ATS for handling and execution. When this filing refers specifically to Buyside Subscribers, such references pertain only to the features, products and services provided to those LeveL Markets institutional accounts defined as Buyside Subscribers. All subscribers other than Buyside Subscribers are broker-dealers (the "Broker-Dealer Subscribers") that are members in good standing of FINRA and/or other U.S. self-regulatory organizations. These broker-dealers are not "customers" of LeveL Markets as defined in FINRA rules. When this filing refers specifically to Broker-Dealer Subscribers, such references pertain only to the features, products and services provided to Broker-Dealer Subscribers and not to Buyside Subscribers. Any descriptions of features, products or services that are offered to "subscribers" as used herein refer to both Buyside Subscribers and Broker-Dealer Subscribers. On behalf of Buyside Subscribers, LeveL Markets ~~as of March 30, 2026 will~~ sponsors a trading arrangement (please see Part III Item 13 and 14) through which LeveL ATS Buyside Subscribers can trade between themselves and not with the broader LeveL pool. Such Buyside Subscribers can also, if they elect, have LeveL Markets represent their orders within that Buyside Subscriber-specific trading arrangement and in the LeveL pool simultaneously or after seeking a potential match within that trading arrangement first, at the Buyside Subscriber's election. The default setting is for Buyside Subscribers to have their orders seek a potential match within the Buyside Subscriber trading arrangement first and then be represented in the broader LeveL pool in the absence of a match within that Buyside Subscriber trading arrangement. This default setting can be changed upon a request from the Buyside Subscriber to LeveL Markets. Orders received from Buyside Subscribers are handled by the LeveL ATS in the same manner as orders from any other LeveL ATS subscriber and do not have any special or different priority in the LeveL ATS. The MPID for LeveL Markets as broker-dealer operator is LTAA. Orders routed by LeveL Markets to the LeveL ATS are agency capacity only. No other business units of the broker-dealer operator are permitted to enter or direct the entry of orders or trading interest to the LeveL ATS.
b. If yes to Item 1(a), are the services that the NMS Stock ATS offers and provides to the business units required to be identified in Item 1(a) the same for all Subscribers?	(selected) Yes ( ) No

c. Are there any formal or informal arrangements with any of the business units required to be identified in Item 1(a) to provide orders or trading interest to the NMS Stock ATS (_e.g.,_ undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?	○ Yes ⦿ No
d. Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by the Broker-Dealer Operator?	○ Yes ⦿ No

Item 2: _Affiliates Trading Activities on the ATS_

a. Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?	⦿ Yes ○ No
If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (_e.g.,_ broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).	FMR Sakura Holdings, Inc. ("FMR Sakura") owns a minority stake in LeveL Holdings, LLC ("LeveL Holdings"). LeveL Markets is a wholly owned subsidiary of LeveL Holdings. Fidelity Global Brokerage Group, Inc. ("FGBG") owns a separate, smaller stake in LeveL Holdings. FMR Sakura and FGBG are wholly owned subsidiaries of FMR LLC, which operates a number of businesses under the trade name Fidelity Investments ("Fidelity"). By virtue of FMR Sakura's and FGBG's stakes in LeveL Holdings, both FMR Sakura and FGBG are indirect affiliates of LeveL Markets. Fidelity's National Financial Services LLC ("NFSC" - a registered broker-dealer) is a subscriber to the LeveL ATS and may enter orders or trading interest to the ATS on an agency or principal basis. ~~As of March 30, 2026,~~ Fidelity's asset management entity - Fidelity Management & Research Company ("FMR Co.") - ~~will be~~is a Buyside Subscriber to the LeveL ATS. In that regard, FMR Co. can~~will~~ enter trading interest and orders and execute transactions on the ATS and has~~will have~~ no special access to or privileges in the ATS beyond what any other LeveL ATS subscriber can have. FMR Co. is not a broker-dealer and does not have an MPID. The orders and trading interest entered by FMR Co. into the LeveL ATS ~~will be~~is in an agency capacity.
b. If yes, to Item 2(a), are the services that the NMS Stock ATS offers and provides to the Affiliates required to be identified in Item 2(a) the same for all Subscribers?	⦿ Yes ○ No
c. Are there any formal or informal arrangements with an Affiliate required to be identified in Item 2(a) to provide orders or trading interest to the NMS	○ Yes ⦿ No

Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?	
d. Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by an Affiliate of the Broker-Dealer Operator?	○ Yes ◉ No

Item 3: <u>Order Interaction with Broker-Dealer Operator; Affiliates</u>

a. Can any Subscriber opt out from interacting with orders and trading interest of the Broker-Dealer Operator in the NMS Stock ATS?	◉ Yes ○ No
If yes, explain the opt-out process.	As described in Item 1(a) above, LeveL Markets is the broker-dealer operator of ~~both~~ the LeveL ATS<u>, and the Firm also has Buyside Subscribers that are able to route orders through LeveL Markets to the LeveL ATS for handling and execution.</u>~~and the Luminex ATS. Luminex ATS Subscribers may opt in to a feature of the Luminex ATS called LeveLUp that would allow LeveL Markets to route certain Luminex ATS Subscriber orders to the LeveL ATS. Effective March 30, 2026, Luminex ATS Subscribers will become Buyside Subscribers of the LeveL ATS, able to route orders through LeveL Markets to the LeveL ATS for handling and execution.~~

LeveL ATS subscribers may elect that their orders not interact with, or only interact with, one or more specified subscribers ("Contra-party Permissioning"). See Part III Item 14. Accordingly, subscribers may use Contra-party Permissioning to specifically opt out from interacting with the orders and trading interest routed to the LeveL ATS by LeveL Markets. |
| b. Can any Subscriber opt out from interacting with the orders and trading interest of an Affiliate of the Broker-Dealer Operator in the NMS Stock ATS? | ◉ Yes ○ No |
| If yes, explain the opt-out process. | Subscribers may elect that their orders not interact with, or only interact with, one or more specified subscribers ("Contra-party Exclusions" and "Subscriber Trading Arrangements," respectively). Accordingly, subscribers may use Contra-party Exclusions to specifically opt out from interacting with the orders and trading interest of an Affiliate of LeveL Markets (in such Affiliate's capacity as a LeveL ATS subscriber).

See Part III Items 13 and 14 for additional information regarding subscriber segmentation and counterparty permissioning. |
| c. If yes to Item 3(a) or 3(b), are the terms and conditions of the opt-out processes required to be identified in Item 3(a), 3(b), or both, the same for all Subscribers? | ◉ Yes ○ No |

Item 4: <u>Arrangements with Trading Centers</u>

a. Are there any formal or informal arrangements (<u>e.g.,</u> mutual, reciprocal, or preferential access arrangements) between the Broker-Dealer Operator and a Trading Center to access the NMS Stock ATS services (<u>e.g.</u> arrangements to effect transactions or to submit, disseminate, or display orders and trading interest in the ATS)?	 Yes ⊙ <u>X</u> No
If yes, identify the Trading Center and the ATS services and provide a summary of the terms and conditions of the arrangement.	~~As described in Item 1(a) above, LeveL Markets is the broker-dealer operator of the LeveL ATS and the Luminex ATS. Luminex ATS Subscribers may opt in to a feature of the Luminex ATS called LeveLUp that would allow LeveL Markets to route certain Luminex ATS Subscriber orders to the LeveL ATS. This LeveLUp order routing arrangement is not reciprocal; the LeveL ATS cannot route orders from its customers to the Luminex ATS. The LeveL ATS has no other agreements with any other Trading Centers to access the LeveL ATS Services. As described above, LeveLUp and related features and functionality are available until March 30 2026.~~
~~b. If yes to Item 4(a), are there any formal or informal arrangements between an Affiliate of the Broker-Dealer Operator and a Trading Center to access the NMS Stock ATS services?~~	 ~~Yes~~ ⊙ ~~No~~

Item 5: <u>Other Products and Services</u>

a. Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (<u>e.g.</u> algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?	⊙ Yes ○ No
If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use	The only such product or service that LeveL Markets offers Buyside Subscribers is a user interface (the "UI"). While virtually all Buyside Subscribers use an external OMS, EMS, or order router to send orders and trading interest to the LeveL ATS through LeveL Markets, the UI is offered to all Buyside Subscribers. Buyside Subscribers can manage orders and trading interest via the UI and can also monitor executions in the LeveL ATS via the UI, even if those orders or trading interest were submitted to the LeveL ATS via an OMS, EMS, or router. While the UI is made available to all Buyside Subscribers, not all of them use the UI. Orders and trading interest for the LeveL ATS cannot be entered via the UI. The use of the UI provides no speed advantages versus other means of order or trading interest management. ~~The preceding references to the UI are effective as of March 30, 2026.~~

of the product or service with the ATS here.	
b. If yes to Item 5(a), are the terms and conditions of the services or products required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ○ No
c. Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-Dealer Operator, or both, any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS?	◉ Yes ○ No
If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable item in Part III, explain the use of the product or service with the ATS here.	Fidelity offers a routing tool to institutional customers called Fidelity Service Bureau ("FSB"), which is operated by a non-broker-dealer Fidelity entity. ~~As of March 30 2026,~~ LeveL ATS Buyside Subscribers' traders, including but not limited to those of FMR Co., may use FSB to route orders and trading interest to the LeveL ATS for handling and execution. As it does with other order entry systems, LeveL Markets pays Fidelity Prime Financing, LLC a monthly fee for connectivity of the Buyside Subscribers and traders that use FSB to access the System. The Firm understands that FSB was not designed specifically for use with the LeveL ATS and can be used to reach other venues or trading destinations in addition to the System. LeveL Markets is not a party to any agreements between Buyside Subscribers and FSB, and users of FSB are not treated any differently in the LeveL ATS than non-users of FSB. Please see Part III Item 5(c).
d. If yes to Item 5(c), are the terms and conditions of the services or products required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?	○ Yes ◉ No
If no, identify and explain any differences.	LeveL Markets is unaware of the terms and conditions of the use of FSB for any particular Buyside Subscriber. LeveL Markets pays Fidelity Prime Financing, LLC several types of fees relating to the FSB service on a monthly basis. One monthly fee is based on the rate the Buyside Subscriber pays to LeveL Markets per executed share. These types of fees can vary by Buyside Subscriber and are not capped. Another monthly fee is a flat rate per Buyside Subscriber FSB connection to the System. For this fee, after the number of Buyside Subscribers reaches a certain threshold, Fidelity caps the total fee paid by LeveL Markets at a maximum amount per month, regardless of how many additional traders use FSB. Some Buyside Subscribers add FSB costs to the commissions paid to LeveL Markets at their discretion. LeveL Markets does not enter orders or trading interest into the LeveL ATS via FSB or otherwise.

Item 6: <u>Activities of Service Providers</u>

a. Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?	 ● Yes ○ No
If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.	LeveL Markets is the operator of the LeveL ATS. In addition to providing technology support and development for the LeveL ATS, certain staff from LeveL Holdings, LeveL Markets's parent, also provide technology support and development in connection with <u>the handling and routing of orders on behalf of Buyside Subscribers.</u> ~~the operation of the Luminex ATS.~~ In that regard, these staff have access to confidential trading information for ~~both~~ the LeveL ATS <u>in general and for Buyside Subscribers in particular.</u> ~~and the Luminex ATS. As of March 30, 2026, Luminex ATS Subscribers will become Buyside Subscribers of the LeveL ATS.~~

Personnel in LeveL Holdings' and LeveL Markets's Technology department who are responsible for the technology development and day-to-day operation of the LeveL ATS (collectively the "Technology department"), including technology maintenance, support and regulatory reporting services, may have access to confidential trading information on the LeveL ATS and <u>with respect to Buyside Subscribers</u>~~on the Luminex ATS~~. This includes information regarding open trading interest and recent execution and cancellation information. The LeveL Markets Sales and Operations teams may also have access to confidential trading information on the LeveL ATS and ~~on the Luminex ATS~~<u>with respect to Buyside Subscribers</u>. These employees support LeveL ATS and <u>Buyside Subscribers</u> ~~Luminex ATS Subscribers~~ in their use of the <u>LeveL</u> ~~respective~~ ATS~~s~~, facilitate the technical on-boarding of new ATS subscribers, assist in connecting the subscribers' routing systems to the ATS~~s~~, test such connectivity in the ATS UAT environment, facilitate the start of subscriber trading in the ATS production environment, and work with the subscriber on any questions they have with respect to interacting with the ATS and in making any requested changes to the subscribers' use of the ATS. As described more fully in Item 7d, members of LeveL Markets Compliance and Legal staff, who support both the LeveL ATS and ~~the Luminex ATS~~<u>LeveL Markets generally</u>, may obtain access to confidential trading information ~~of both ATSs~~<u>of all LeveL ATS subscribers</u> to respond to regulatory inquiries, among other responsibilities.

LeveL Markets is an indirect affiliate of Nasdaq, Inc. ("Nasdaq") and its subsidiaries (collectively with Nasdaq, the "Nasdaq Entities") by virtue of Nasdaq's investment stake in LeveL Holdings, LeveL Markets's parent. While LeveL Markets is an affiliate of Nasdaq, no employee of any Nasdaq entity ("Nasdaq Personnel") is involved in the operation of the LeveL ATS. Further, no employee of LeveL Markets is separately an employee of any Nasdaq Entity, nor is any employee of LeveL Markets involved in the operation of any national securities exchanges operated by a Nasdaq entity (the "Nasdaq Securities Exchanges").

As noted below, Nasdaq services the operations of the FINRA/Nasdaq TRF Carteret and the Nasdaq Securities Exchanges are participants in the committees that operate each Securities Information Processor ("SIP") feed. LeveL Markets reports transactions effected in the LeveL ATS to the FINRA/Nasdaq TRF Carteret and utilizes market data disseminated by the SIP feed in determining the relevant NBBO for each transaction effected in the ATS. |
| b. Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form? |  ● Yes ○ No |
| If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number | The LeveL ATS servers are located at the Equinix NY4 data center. Equinix, as host of the data center, provides cross connects and related connectivity to the LeveL ATS. See Part III Item 6 for additional information.

All transactions effected on the LeveL ATS are reported to the FINRA/Nasdaq TRF Carteret. See Part III Item 21 for additional information. |

in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.	Pursuant to a fully disclosed clearing arrangement between LeveL Markets and Instinet, LLC ("Instinet"), Instinet clears and settles all transactions executed on the LeveL ATS. See Part III Item 22 for additional information. The LeveL ATS utilizes data provided by the SIP feeds in determining the relevant NBBO for each security. See Part III Item 23 for additional information.
c. If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?	⦿ Yes ◯ No
If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.	Instinet provides clearance and settlement services to LeveL Markets for transactions effected on the LeveL ATS. Instinet is a subscriber to the LeveL ATS and may submit trading interest to the LeveL ATS. Instinet may use any of the LeveL ATS functionality disclosed in this Form ATS-N. LeveL Markets also has a fully-disclosed clearing agreement with National Financial Services LLC ("NFS"), a Fidelity-related entity. NFS clears and settles all transactions executed on the System by Buyside Subscribers ~~(effective March 30, 2026)~~. NFS is also a subscriber to the LeveL ATS and may submit trading interest and use any of the LeveL ATS functionality disclosed in this Form ATS-N. FMR Co., a Fidelity subsidiary and an affiliate of NFS (which clears and settles transactions effected on the LeveL ATS by Buyside Subscribers), <u>is</u>~~will~~ also ~~be~~ a Buyside Subscriber ~~as of March 30, 2026~~. Nasdaq operates the FINRA/Nasdaq TRF Carteret. Additionally, the Nasdaq Securities Exchanges are participants in the committees that operate each SIP feed.
d. If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers?	⦿ Yes ◯ No

Item 7: <u>*Protection of Confidential Trading Information*</u>

a. Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including: i. written standards controlling employees of the ATS that trade for employees' accounts; and ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.	LeveL Markets's sole brokerage business is the operation of the LeveL ATS and <u>the handling and routing of orders from Buyside Subscribers</u>~~Luminex ATSs~~. Access to the LeveL ATS systems is controlled by user credentials, passwords, and security certificates assigned by LeveL Markets staff. Access to individual parts of the LeveL ATS trading systems (e.g., to subscriber confidential trading information) is permissioned at the user level. The only employees of LeveL Holdings or LeveL Markets with the ability to view open order interest in the LeveL ATS are certain members of LeveL Holdings's or LeveL Markets's Technology department that support the LeveL ATS and the LeveL Markets Sales and Operations teams. (Please see Item 6 above for a description of the responsibilities of these employees.). LeveL Holdings and LeveL Markets Technology department staff, the LeveL Markets Sales team, and the LeveL Markets Operations team that support ~~both~~ the LeveL ATS ~~and the Luminex ATS~~ are located in or based out of LeveL Markets's Charleston, SC and Boston, MA offices. LeveL Markets's Boston, MA and Charleston, SC offices require keycard access for entry. LeveL Markets may grant access to proprietary or confidential information within the LeveL ATS after ensuring an employee or contractor has, where appropriate, undergone a background check and signed non-disclosure and confidentiality agreements. LeveL Markets's CCO reviews all requests for access to ensure that the requested access is appropriate given the individual's anticipated responsibilities at LeveL Markets. LeveL Markets policy prohibits personnel with access to subscriber confidential trading information from sharing such information with personnel not authorized to receive such information and from otherwise using such information for any purpose other than supporting the operation of the LeveL ATS or its compliance with applicable rules and regulations. ~~Specifically, Technology department staff as well as LeveL Markets Sales, Operations, Legal and Compliance staff are prohibited from using confidential trading information from the LeveL~~

~~ATS in any way relating to their support and operations of the Luminex ATS.~~ LeveL Markets policy prohibits these employees from sharing LeveL ATS subscriber confidential trading information with other LeveL Markets personnel or Nasdaq personnel.

LeveL Markets uses a privileged access system as an access control with respect to LeveL Markets systems, applications, and accounts and any Confidential Trading Information contained therein. LeveL Markets's network configuration utilizes Access Control Lists to limit access from a specific source IP to a specific destination IP. The LeveL ATS servers are kept in a secure data center located in New Jersey which restricts access to essential authorized personnel. Authorized personnel must identify themselves with a government issued Photo ID.

While subscriber confidential trading information is not encrypted within the secured LeveL ATS systems, such information is encrypted when exported to third-parties (e.g., for clearance and settlement).

Upon request, LeveL Markets will provide subscribers with contra-party execution reports relating to the subscriber's own activity in the LeveL ATS and the categorization of its contra-parties. These reports are provided on a two-week delayed basis (i.e., no execution noted in any such report will have occurred within the two weeks prior to the report date). Subscribers may also request that the FIX messages disseminated to the subscriber in connection with each execution in the LeveL ATS identify, as applicable, (i) whether the subscriber's order was deemed to provide or remove liquidity, (ii) whether the subscriber executed against itself, (iii) whether the subscriber executed against a third-party (rather than against itself), and (iv) whether the subscriber's Firm Order executed against a Firm-Up Order. Additionally, LeveL Markets makes certain aggregated monthly order and execution statistics available on its website. Subscribers may not opt-out from having their information included in these reports.

EMPLOYEE TRADING:

All LeveL Holdings and LeveL Markets employees, including but not limited to the Technology, Sales, Operations, Legal and Compliance staff who support ~~both~~ the LeveL ATS ~~and the Luminex ATS~~ are subject to trading restrictions to ensure that such persons' trading activities do not conflict with the interests of LeveL ATS subscribers ~~and Luminex ATS Subscribers~~. LeveL Markets does not have any individual or retail customer accounts, including employee accounts. As such, employee trading accounts must be opened and maintained at other broker-dealers, upon approval by the LeveL Markets Chief Compliance Officer (CCO). All employees are required to disclose to Compliance all outside brokerage accounts, and duplicate trade confirmations and account statements (hard copy or via electronic feed) are required to be provided to Compliance for all employee-related accounts held outside the Firm. LeveL Markets Compliance reviews all employee trade data received for indications of potential misuse of subscriber confidential trading information. Certain trading restrictions, such as Compliance pre-approvals and mandatory hold periods, are in place for less liquid securities (generally, non-large cap securities). Exceptions to these restrictions must be approved in advance by Compliance, and the approval and hold period requirements do not apply to employee accounts which are managed by an advisor (human or automated) that has full investment discretion while the employee has none. All employees must also comply with other trading-related Firm policies such as, but not limited to, its Insider Trading policy.

AFFILIATION WITH NASDAQ:

Nasdaq owns a minority interest in LeveL Markets's parent company, LeveL Holdings. LeveL Holdings and Nasdaq each have information barriers, controls and related policies that prohibit the sharing of non-public confidential trading information between LeveL Markets and the Nasdaq Entities (including, for clarity, the sharing of LeveL ATS subscriber confidential trading information with any Nasdaq Entity, and the sharing of any non-public trading information of any Nasdaq Securities Exchange with LeveL Markets). Further, LeveL Markets personnel and Nasdaq Personnel are subject to policies and procedures that are designed to preserve the independent governance and operation of the LeveL ATS and the Nasdaq Securities Exchanges.

The Nasdaq Securities Exchanges and the LeveL ATS utilize wholly separate technology and systems. Nasdaq personnel do not have access to the LeveL ATS systems, and LeveL Markets personnel do not have access to the systems used in connection with the operation of the Nasdaq Securities Exchanges. LeveL Markets does not share any office space with any Nasdaq entity. LeveL Markets policies and procedures treat Nasdaq Personnel in the same manner as personnel of any unaffiliated third-party. Accordingly, Nasdaq Personnel are restricted from accessing LeveL Markets premises and systems, and from obtaining order, execution and other system data relating to LeveL Markets's operations.

b. Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?	 Yes ○ No

If yes, explain how and under what conditions.	A subscriber may request that LeveL Markets identify the subscriber as counter-party to transactions with one or more designated subscribers. A subscriber wishing to permission the above disclosure (the "Consenting Subscriber") must identify to LeveL Markets Sales or support staff, via email, those subscribers eligible to receive reports identifying transactions to which the Consenting Subscriber was counter-party (the permissioned subscribers, "the "Designated Subscribers"). LeveL Markets may thereafter notify the Designated Subscriber of each transaction to which the Consenting Subscriber was counter-party (i) upon request of the Designated Subscriber or (ii) on an order-by-order basis as part of the FIX messages disseminated to the Designated Subscriber. LeveL Markets Sales personnel notify Designated Subscribers of their "permissioned" status via email. Additionally, the identities of (i) the individual who "staged" the permissioning election and (ii) the individual who accepted the election are electronically recorded in LeveL Markets's LeveL ATS user database. Subscribers may permission LeveL Markets Sales personnel not otherwise involved in the operation of the LeveL ATS or its compliance with applicable rules to view the subscriber's activity on a post-trade basis (e.g., executions, cancellations and related order information) for the purpose of providing trading analytics and similar reports (whether the subscriber itself or, where directed by the subscriber, to a third-party). Such permissioning must be made or confirmed via email to the subscriber's LeveL Markets Sales coverage team. With respect to their activity on the LeveL ATS, ~~on and after March 30, 2026,~~ Buyside Subscriber Confidential Trading Information is kept confidential (meaning, in this specific case, not disclosed outside the Firm to anyone who is not otherwise supporting the LeveL ATS) up until the time the transaction is cleared and settled, which involves NFS, LeveL Markets's clearing firm for Buyside Subscribers, and the other external parties relating to the settlement of transactions by Buyside Subscribers, such as custody banks and prime brokers. For example, on trade date, a Buyside Subscriber will submit instructions electronically designating to which subaccount shares purchased or sold through the Buyside Subscriber's master trading account should be allocated, designating that specific share amounts from the execution be settled in specific subaccounts (typically in the name of mutual funds or similar funds on whose behalf the Buyside Subscriber is purchasing or selling securities). Depending on the method of clearance and settlement, details of the share purchase or sale will be made available to NFS and to other entities involved in the clearance and settlement of the Buyside Subscriber's transaction. Please see Part III Item 22 below. ~~Trade Advertising in Bloomberg~~ ~~LeveL Markets, on behalf of the Luminex ATS, advertises LeveLUp-related executions from the LeveL ATS via Bloomberg. Such LeveLUp-related executions are advertised on Bloomberg as "Traded" and identify the Luminex ATS ("LMNX") and not any specific Luminex ATS or LeveL ATS subscriber. No identifying or confidential trading information relating to any Luminex ATS or LeveL ATS subscriber is included in such advertising, which only includes the trading symbol and the quantity of shares from the LeveLUp-related execution in the LeveL ATS.~~ ~~LeveL Markets and the LeveL ATS do not otherwise advertise any other trades on the LeveL ATS, on Bloomberg or anywhere else, aside from the LeveLUp executions. LeveL ATS subscribers may, if they so choose, advertise their own trading on the LeveL ATS. LeveL Markets does not require that LeveL ATS subscribers request permission - either from LeveL Markets or the LeveL ATS or from any or all LeveL ATS subscribers - to advertise their participation in executions on the LeveL ATS. While the Luminex ATS permits most Luminex subscribers to opt out of having their trading included in the Luminex trade advertising, including Bloomberg advertising (see the Luminex ATS Form ATS-N), the LeveL ATS does not offer an "opt out" ability for LeveL ATS subscribers for any trade advertising that other LeveL ATS subscribers may do independent of the LeveL ATS or from this Bloomberg LeveLUp-related advertising. LeveL Markets will cease trade advertising on Bloomberg effective March 30, 2026.~~
c. If yes to Item 7(b), can a Subscriber withdraw consent to the disclosure of its	 Yes ○ No

confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?	
If yes, explain how and under what conditions.	A Consenting Subscriber may remove any Designated Subscriber (i.e., instruct LeveL Markets to cease notifying the Designated Subscriber of transactions to which the Consenting Subscriber was counter-party) by notifying LeveL Markets. Such election must be made or confirmed via email to the subscriber's LeveL ATS sales coverage team. Subscribers who had previously granted permission for LeveL Markets Sales personnel not involved in the operation of the LeveL ATS or its compliance with applicable rules to view the subscriber's activity on a post-trade basis in order to provide post trade reports may withdraw their consent at any time, for any reason, by notifying LeveL Markets. Such election must be made or confirmed via email to the subscriber's LeveL Markets Sales coverage team. LeveL Markets attempts to process the above requests without unreasonable delay. ~~While the Luminex ATS permits most Luminex subscribers to opt out of having their trading included in Luminex trade advertising, including Bloomberg advertising (see the Luminex ATS Form ATS-N), the LeveL ATS does not offer an "opt out" ability for any trade advertising that other LeveL ATS subscribers may do independent of the LeveL ATS or from this Bloomberg LeveLUp-related advertising. As noted above, no identifying or confidential trading information relating to any Luminex ATS or LeveL ATS subscriber is included in the Bloomberg advertising, which only includes the trading symbol and the quantity of shares from the LeveLUp-related execution in the LeveL ATS. AS noted above, LeveL Markets will cease trade advertising on Bloomberg effective March 30, 2026.~~
d. Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.	As noted in Part II Item 7b above, certain Technology department staff ~~(who also support the Luminex ATS)~~, due to their involvement in operating the LeveL ATS, have the ability to directly access and view open order interest in the LeveL ATS. This includes (i) personnel who support the ATS's network operations, and (ii) personnel who support the ATS's software development. Additional staff with these capabilities include members of LeveL Markets's Operations and Sales teams who provide "customer support" services. Technology department staff involved in operating the LeveL ATS may access both live order information and execution data across subscribers, including the identity of the subscriber that submitted an order and the parties to a transaction. ~~Such Technology department staff may also support the Luminex ATS, further discussed in Part II Item 6 above.~~ Members of LeveL Markets's Compliance and Legal departments that support ~~both~~ the LeveL ATS and ~~the Luminex ATS~~LeveL Markets generally may review subscriber confidential trading information in connection with responding to regulatory inquiries, customer inquiries, addressing compliance issues and other similar issues. However, LeveL Markets Compliance and Legal personnel do not have direct access to such information and, instead, are provided such information by Technology department staff upon request.

ATS-N/UA: Part III: Manner of Operations

Item 5: <u>Means of Entry</u>

a. Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (<u>e.g.,</u> via Financial Information eXchange ("FIX") protocol, Binary)?	● Yes ○ No
If yes, explain the protocol that can be used to directly enter orders and trading interest into the ATS.	Trading interest must be submitted via FIX protocol. The LeveL ATS is compliant with version 4.2 of the FIX protocol. Subscribers can connect via cross connects within Equinix NY4 or through various extranet providers. ~~Effective March 30, 2026,~~ Buyside Subscribers can submit orders via FIX to LeveL Markets, which routes such orders to the LeveL ATS. The LeveL ATS does not accept and does not have the ability to accept manual orders or trading interest.
b. If yes to Item 5(a), are the protocols required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?	○ Yes ● No
If no, identify and explain any differences.	As described in Item 5a above, Buyside Subscribers ~~, as of March 30, 2026,~~ can submit orders via FIX to LeveL Markets, which routes such orders to the LeveL ATS.
c. Are there any other means for entering orders and trading interest into the NMS Stock ATS (<u>e.g.,</u> smart order router, algorithm, order management system, sales desk)?	○ Yes ● No

Item 13: <u>Segmentation; Notice</u>

a. Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (<u>e.g.,</u> segmented by type of participant, order size, duration, source, or nature of trading activity)?	● Yes ○ No
If yes, explain the segmentation procedures, including (i) a description	Channel-Based Segmentation LeveL Markets employs a channel-based segmentation methodology for the LeveL ATS that allows a subscriber to partition or to direct LeveL Markets to partition a

for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.

subscriber's order flow into discreet channels that are based upon trading behaviors, business units within the subscriber's organization, or a combination thereof and not solely an identifier such as an MPID. This functionality and related procedures are made available to all subscribers. Subscribers can designate their flow to specific channels that are subscriber-defined. (See Item 14 below.). New subscribers that do not identify specific channels to LeveL Markets as part of on-boarding will initially have their order flow partitioned by LeveL Markets into MPID-specific channels for however many MPIDs are used by that new subscriber. Existing subscribers as of the implementation date of channel-based segmentation that have not identified specific types of their own order flow for partitioning into channels have had their order flow mapped by LeveL Markets into channel-based equivalents based upon any existing contra list instructions that the subscriber already has in place. For example, if a current subscriber has one MPID but has requested different counter party selections (see Item 14) for that MPID (i.e., instructions to match against certain counterparties for firm orders and match against certain other counterparties with its conditional orders), LeveL Markets has mapped those counter party selections or contra list instructions into distinct channels for that subscriber, even if the subscriber did not request that different channels be created. All channels, whether identified by the subscriber or by LeveL Markets, are set up in the LeveL ATS by LeveL Markets and not by subscribers.

Subscribers may run a "mark-out" or other trading analysis in the LeveL ATS or request that LeveL Markets run one on the subscriber's behalf and use the results of such an analysis to identify activity that it deems to be favorable or unfavorable to that subscriber. The subscriber may request that its order flow - either a specific channel, multiple channels, or all of its order flow - not interact with particular channels that are anonymously selected in the outcome of the contra-party analyses of its trading activity. LeveL Markets will review the subscriber's executions during an agreed-upon historical time period, and on the basis of a performance metric defined by the subscriber.

In addition to being the broker-dealer operator of the LeveL ATS, LeveL Markets ~~is also~~was the broker-dealer operator of the Luminex ATS. For the purpose of assigning Buyside Subscribers to channels in the LeveL ATS, LeveL Markets ~~has~~ assessed the order and trade activity of such Buyside Subscribers in the Luminex ATS for calendar year 2025. <u>Buyside Subscribers that have a comparatively higher amount of order and trade activity (as compared to other Buyside Subscribers), and traders within those Buyside Subscribers who have comparatively higher amounts of activity, may be assigned separate channels by LeveL Markets for the Buyside Subscriber and/or the trader. LeveL Markets has established a "group" channel, explained more fully below, for all other Buyside Subscribers and their traders who have comparatively lesser amounts of order and trade activity.</u>

~~AS of March 30, 2026, most~~<u>Most</u> Buyside Subscribers, and all new Buyside Subscribers, will be assigned to one "group" channel, with no separate channels either for any of the Buyside Subscribers in that group channel or for any of the individual traders for those Buyside Subscribers in that group channel. <u>As noted above, this group channel is for Buyside Subscribers and traders that have exhibited lesser amounts of order and trade activity and for all new Buyside Subscribers.</u> For other Buyside Subscribers who are not in the group channel, LeveL Markets may establish multiple channels for a particular Buyside Subscriber if that Buyside Subscriber has multiple trading desks or has one or more active traders that in the discretion of LeveL Markets warrant distinct channels. LeveL Markets may establish one channel for a moderately active Buyside Subscriber but no channels for specific traders if none of the traders of that Buyside Subscriber appears to warrant a separate channel in the judgment of LeveL Markets. As noted above, all other Buyside Subscribers <u>have been placed</u>, and all new Buyside Subscribers <u>will be placed</u>, ~~will be placed~~ into one group channel. LeveL Markets retains the discretion to create a new channel for any Buyside Subscriber if that Buyside Subscriber's activity is meaningfully distinguishable from the activity of other Buyside Subscribers in the group channel. Similarly, if a Buyside Subscriber who has been placed in the group channel requests its own channel, LeveL Markets will generally approve that request and establish such a channel. <u>LeveL Markets may not approve and establish a separate channel for a requesting Buyside Subscriber if, for example, that Buyside Subscriber has sent few or no orders to the LeveL ATS.</u>

Buyside Subscribers with their own channels are able to go through the "mark-out" analysis procedure described above for the purpose of identifying potential counterparty exclusions. (See Item 14 below.). If a Buyside Subscriber in the group channel requests such an analysis, LeveL Markets will first create a channel for that specific Buyside Subscriber. After the Buyside Subscriber has a statistically meaningful amount of trading activity in their new channel, LeveL Markets will be able to run the type of trading analysis that can potentially be used for counterparty exclusions.

~~As discussed in Part II Items 1, 3, and 4, and until March 30, 2026, LeveL Markets offers a service called "LeveLUp" to subscribers of the Luminex ATS whereby LeveL Markets can route Luminex ATS subscriber orders to the LeveL ATS. LeveLUp participants do not have access to the entire LeveL pool. Instead, LeveL Markets previously offered LeveLUp participants two potential counterparty groups once the opt-in Luminex ATS participant orders reach the LeveL ATS: "BD/Agency Algo/Smart Order Router" order flow, or that segment as well as electronic market makers. As discussed more fully in Item 14 below, LeveL Markets is no longer supporting these "legacy" order flow segments in the LeveL ATS. LeveL Markets has mapped these two "legacy" counterparty groups into channel-based equivalents and orders from existing LeveLUp participants will interact with either the channel equivalent to the "BD/Agency Algo/Smart Order Router" segment or the channel-based equivalent to the "BD/Agency Algo/Smart Order Router and Electronic Market Makers" that the LeveLUp participant previously selected. New LeveLUp~~

~~participants will be able to elect one of these two counterparty channels (a channel-based equivalent of the legacy "BD/Agency Algo/Smart Order Router" segment or the channel-based equivalent of the legacy BD/Agency Algo/Smart Order Router plus Electronic Market Makers). All LeveLUp participants will be segmented into one of the two channels that represent the counterparty group elections selected by that participant. Because LeveLUp participants are not distinguishable to the LeveL ATS - orders from LeveLUp participants are represented in the LeveL ATS by the LeveL Markets MPID LTAA - LeveLUp participants cannot request a similar type of "mark-out" or other trading analysis in order to request different contra party exclusions.~~

LeveL Markets, the broker-dealer operator of LeveL ATS, may also in its sole discretion establish new channels or consolidate a subscriber's existing channels without notice. For example, LeveL Markets may partition an existing channel's order flow into two order channels based upon characteristics of the orders (e.g., "passive resting" versus "aggressive IOC" orders) if it deems these meaningfully different types of order flow. LeveL Markets would apply the single channel's existing exclusions, if any, that were selected by the subscriber to any new channels created by LeveL Markets. In addition, if LeveL Markets observes that several of a subscriber's identified channels appear to reflect virtually identical order flow characteristics, LeveL Markets may elect to consolidate those channels. However, if those separate subscriber channels have different sets of exclusions, LeveL Markets will not consolidate those channels even if the order flow from those channels does not appear to otherwise be meaningfully distinguishable. Any reviews by LeveL Markets of subscriber activity for this purpose will be on an ad hoc basis as deemed appropriate by LeveL Markets and not necessarily at set periodic intervals.

LeveL Markets previously grouped its subscribers into one or more groups at the MPID level based upon the order characteristics or general business model of each subscriber. Such groups included agency algorithms or smart order routers, broker-dealers, exchanges or other ATSs, electronic market makers, high-touch agency broker-dealers, high-touch proprietary broker-dealers, low-touch prop, and sponsored access arrangements. While such groupings are no longer supported under the channel-based segmentation methodology, LeveL Markets has mapped these exclusion settings into comparable channels or groups of channels for subscribers who have previously requested to interact (include) or not interact (exclude) with one or more of these legacy groupings. LeveL Markets will also not add any new subscribers or channels to any legacy grouping; thus, a subscriber will be eligible to trade with any new subscriber unless and until that new subscriber has been excluded by means of a contra-party analysis (as described below) or an MPID exclusion. LeveL Markets will also not allow any new subscriber to request exclusions based upon these legacy groupings. Subscribers currently utilizing the legacy segmentation categories can update their exclusions by contacting LeveL Markets.

b. If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator?	○ Yes ● No
If no, identify and explain any differences.	The application of the channel-based segmentation process is the same for all subscribers; however, because the channel-based segmentation is intended to be flexible and tailored to each subscriber and their order flow, and because each subscriber is different and may have a different number of channels, different trading strategies, and different counterparty exclusions (see Item 14), the results of the segmentation process will necessarily vary by subscriber. LeveL Markets can, in its discretion, create new channels or combine existing channels. As discussed above, LeveL Markets has placed most Buyside Subscribers, and places all new Buyside Subscribers, into one "group" channel while it has established separate channels for more active Buyside Subscribers and more active traders at such Buyside Subscribers. LeveL Markets can, in its discretion, create new channels for Buyside Subscribers and traders that, in its judgment based on the relevant trading activity, warrant separate channels. Similarly, LeveL Markets can exercise its discretion and discontinue separate channels and place a Buyside Subscriber into the group channel if, in the judgment of LeveL Markets, the activity of such Buyside Subscriber no longer warrants a separate channel. ~~In addition, as described in Item 13a above, the segmentation process is different for LeveL Markets, the broker-dealer operator, with respect to LeveLUp participants until the changes noted herein go into effect on March 30, 2026. As discussed above, these participants, whose orders are represented on the LeveL ATS via LeveL Markets, are placed into one of two channels and are unable to have a similar mark-out or other trading analysis conducted to allow them to elect different counterparty exclusions.~~
c. Does the NMS Stock ATS identify orders or trading interest entered by a customer of a broker-dealer on the NMS Stock ATS as a customer order?	○ Yes ● No

13

d. If yes to Item 13(a), does the NMS Stock ATS disclose to any Person the designated segmented category, classification, tier, or level of orders and trading interest?	 Yes ○ No
If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.	For the channel-based segmentation protocol, subscribers may proactively identify to LeveL Markets the specific channels tied to the types of order flow that it is sending or will send to LeveL ATS. ~~LeveLUp participants, through LeveL Markets, the broker-dealer operator, cannot specify individual channels within that participant until the changes specific to Buyside Subscribers go into effect on March 30, 2026, as described in Item 13a.~~ As discussed above, LeveL Markets will also establish other channels based upon subscriber trading behaviors, and these channels may not be disclosed to the subscriber.
e. If yes to Item 13(d), are the disclosures required to be identified in 13(d) the same for all Subscribers and the Broker-Dealer Operator?	 Yes ○ No

Item 14: <u>Counter-Party Selection</u>

a. Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (<u>e.g.</u> designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?	◉ Yes ○ No
If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.	As further discussed below, subscribers may designate their trading interest as eligible or ineligible to interact with certain orders or trading interest in the LeveL ATS. Such permissioning elections may be made at the MPID, FIX-session level, or Channel level. Subscriber Channels LeveL Markets will enable a LeveL ATS subscriber to partition or to direct LeveL Markets to partition the subscriber's order flow into one or more "channels." Channels are designed to distinguish meaningfully different types of business from a given subscriber. As discussed above, these can be based on trading behaviors, business units within the subscriber's organization, or some combination thereof. A subscriber can designate to which channel an order belongs either explicitly (by some agreed upon FIX field) or implicitly (for example, by some combination of order attributes or specific gateway sessions) via coordination with LeveL Markets. For example, a subscriber may have a proprietary trading desk with three distinct teams. Each team may have different strategies or investment objectives, and each may have different contra party instruction lists; thus, each of these teams may be identified by the subscriber to LeveL Markets as distinct channels. This channel-based segmentation is made available to all subscribers ~~but not to LeveLUp participants~~. LeveL Markets may also, at its sole discretion, designate new channels or consolidate existing channels without communication to the subscriber. (See Item 13 above.). Any changes to channels requested by a subscriber would generally be put into production the following business day. As discussed in Item 13 above, subscribers may run a "mark-out" or other trading analysis of its activity in the LeveL ATS or request that LeveL Markets run one on

the subscriber's behalf and use the results of such an analysis to identify activity that it deems to be favorable or unfavorable to that subscriber. The subscriber may request that its order flow - either a specific channel, multiple channels, or all of its order flow - not interact with particular channels that are anonymously selected in the outcome of the contra party analyses of its trading activity. LeveL Markets will review the subscriber's executions during an agreed-upon historical time period, and on the basis of a performance metric defined by the subscriber, LeveL Markets will block or prevent future interactions with contra channels that are not in-line with the subscriber's performance threshold from the subscriber's interaction pool. For example, if a trading analysis of a subscriber's executions in the LeveL ATS shows that a stock tends to move in an unfavorable direction (to them) following certain executions but not others, the subscriber may request that their order flow not interact with any contra channel whose combined executions against the subscriber lead to those unfavorable outcomes. ~~LeveLUp participants may not request or present an execution analysis to select different counterparty exclusions (see below).~~

Contra-party Exclusions

As discussed in Item 13 above, the channel-based segmentation for the LeveL ATS is replacing the prior segmentation protocol that involved grouping subscribers into different categories such as agency algorithms or smart order routers, broker-dealers, exchanges or other ATSs, electronic market makers, high-touch agency broker-dealers, high-touch proprietary broker-dealers, low-touch prop, and sponsored access arrangements. While these categories are no longer being supported, as described more fully in Item 13, LeveL Markets has mapped those legacy segments into channel-based equivalents and has carried over any existing subscriber exclusion elections utilizing the channel-based equivalents to the previous segments. These exclusion elections can be modified by the subscriber through a request to LeveL Markets, as described below.

Subscribers can provide LeveL Markets with a list of market-participant IDs (MPIDs) which it wishes to be excluded from their interactions. As described above, subscribers ~~, with the exception of LeveLUp participants who access the LeveL ATS via LeveL Markets,~~ can also request that LeveL Markets carry out an anonymous contra-party exclusion analysis on their behalf, in which contra-parties are deselected (exclusions) at the channel level, on the basis of a performance metric defined by the subscriber. These analyses are based solely on the subscriber's own performance metric applied to the subscriber's past interactions (executions) with the contra-party channels over some designated time period and with some designated performance threshold. LeveL Markets provides this analysis to all of its subscribers who request it, so long as such requests are reasonable in the Firm's judgment and in its sole discretion. For example, if the subscriber requests the identity or nature of specific counterparties to its executions in the LeveL ATS, if the requests require data that the Firm does not possess, or if the requests are so frequent that the Firm doesn't have the resources to reasonably address them all, those requests will be rejected. A subscriber can have a different set of inclusions or exclusions for each of their own channels. Any contra-party channels that are excluded are done so on an anonymous basis. Note that a subscriber's contra-party exclusions apply asymmetrically - only when the subscriber is providing liquidity in the prospective execution. For the LeveL ATS, an order "provides liquidity" when that order arrives before other orders and rests on the LeveL ATS as a potential counterparty to subsequent orders in that same security. A request for contra-party exclusions to be implemented regardless of liquidity flag (providing or removing) can be made in writing to LeveL Markets and will be evaluated on a case-by-case basis. In circumstances where LeveL Markets has determined to divide a subscriber's order flow into multiple channels based upon its own determination that the subscriber's order flow contained meaningfully distinguishable types of flow, any contra party exclusion requests from the subscriber that had been in place for the single channel will be applied to each new channel created by LeveL Markets unless and until the subscriber requests different exclusions. In addition, if a subscriber had multiple established channels that, in the judgment of LeveL Markets, did not represent meaningfully distinguishable types of flow, but those channels had different contra party exclusions, LeveL Markets would not combine those similar channels into one channel.

~~As discussed in Part II Items 1, 3 and 4, LeveL Markets offers a service called "LeveLUp" to subscribers of the Luminex ATS whereby LeveL Markets can route Luminex ATS subscriber orders to the LeveL ATS. LeveL Markets previously offered LeveLUp participants two potential counterparty groups once the opt-in Luminex ATS participant orders reach the LeveL ATS: "BD/Agency Algo/Smart Order Router" order flow or that segment as well as electronic market makers. As stated in Item 13 above, LeveL Markets is no longer supporting these "legacy" order flow segments in the LeveL ATS. LeveL Markets has mapped these two "legacy" counterparty groups into channel-based equivalents, and orders from existing LeveLUp participants will interact with either the channel equivalent to the "BD/Agency Algo/Smart Order Router" segment or the channel-equivalent to "BD/Agency Algo/Smart Order Router and Electronic Market Makers" that the LeveLUp participant previously selected. New LeveLUp participants will be able to elect one of these two counterparty channels (a channel-based equivalent of the legacy BD/Agency Algo/Smart Order Router or a channel-based equivalent of the legacy BD/Agency Algo/Smart Order Router plus Electronic Market Makers).~~

Subscriber Trading Arrangements

A subscriber can engage in unilateral, bilateral, or multilateral trading arrangements with one or more contra parties. These arrangements require the explicit consent from all involved parties and can be configured at the channel level or at the subscriber or MPID level. Provided that LeveL Markets receives the express permission of all subscribers intended to be parties to that arrangement, LeveL Markets will generally approve all such requests. Note that a subscriber channel can have its orders participate in a trading arrangement only, participate in the trading arrangement first and then if not match interact with the general pool of subscribers to the ATS, or simultaneously be eligible to interact outside the arrangement as requested by the subscriber. Such arrangements can be requested via a communication (oral or written, including electronic) to LeveL Markets. There is no default arrangement priority implemented by LeveL Markets. Subscribers may also have multiple trading arrangements and may interact within and among those arrangements and with the broader LeveL pool in whatever order preferred by that subscriber. Orders sent simultaneously to multiple trading arrangements or one or more trading arrangements and the broader LeveL pool will match according to the priority specified by the subscriber, if any, and otherwise by the priority rules of the LeveL ATS as specified herein. There are no different order types or other differences relating to the operation of a trading arrangement from the order types or rules relating to the operation of the LeveL ATS as disclosed in this ATS-N. LeveL Markets will not create or modify subscriber trading arrangements unless directed by the relevant subscriber. ~~LeveLUp participants cannot utilize Subscriber Trading Arrangements. As described herein, the LeveLUp service is being discontinued and replaced with LeveL ATS functionality for Buyside Subscribers that goes into effect as of March 30, 2026.~~

On behalf of Buyside Subscribers, ~~effective March 30, 2026,~~ LeveL Markets ~~will be sponsoring~~sponsors a trading arrangement through which Buyside Subscribers can trade between themselves and not with the broader LeveL pool. Such Buyside Subscribers can also, if they elect, have LeveL Markets represent their orders within that Buyside Subscriber-specific trading arrangement and in the LeveL pool simultaneously or after seeking a potential match within that trading arrangement first, at the Buyside Subscriber's election and dependent upon the system used by such Buyside Subscriber to route orders to the LeveL ATS. Buyside Subscribers who utilize the UI will be able to interact with the broader LeveL pool after first seeking a match within the Buyside Subscriber trading arrangement and can also have LeveL Markets represent their orders within the Buyside Subscriber trading arrangement and in the LeveL pool simultaneously. Buyside Subscribers routing orders via broker-dealer routers or via Fidelity Service Bureau are only able to interact with orders within the Buyside Subscriber trading arrangement and not with the broader LeveL pool. The default order size for Buyside Subscribers for the Buyside Subscriber trading arrangement is 5,000 shares, which can be increased or decreased upon client request to LeveL Markets.

Subscribers may elect that their orders only interact with other orders submitted by the same subscriber ("Internalization Only"). These subscribers may elect to have orders from certain of their channels (such as desks or other business units) interact or not interact with orders from certain other channels within the same subscriber ("Channel-based Permissioning"). In addition, these subscribers may elect to prioritize potential contra parties to their orders in the LeveL ATS (a "Contra Priority List"). For example, a subscriber may wish to execute internally first if there is a match and then execute against a particular counterparty if not. Similarly, a subscriber may wish to execute against certain potential counterparties in a specific order if there are matching opportunities against such counterparties. For example, a subscriber may want to first look for a match against one or more potential counterparties (Counterparty Set A). If there are no eligible orders from Counterparty Set A, then the subscriber may want to look for a match against Counterparty Set B, and so on. Subscribers electing to use Contra Priority List functionality may, but are not required to, obtain permission from the potential counterparties to prioritize the contra parties in that arrangement. By default, this Contra Priority List functionality only applies when an order is first entered onto the LeveL ATS; instructions unrelated to a Contra Priority List will be followed in the event of a subsequent match in the ATS. As noted above, the subscriber may elect that these orders then be exposed to orders from the rest of the LeveL ATS pool of subscribers or not, at the subscriber's option. ~~For clarity, Contra Priority List functionality is not available to LeveLUp participants. Effective March 30, 2026, S~~subscribers utilizing Contra Priority List are able to customize their experience within a Contra Priority List in various "waterfall" scenarios. Subscribers may elect that their orders proceed from one contra party in its Contra Priority List to the next (and then to the next, and so on) based upon execution units, based upon time, or a combination of the two.

If the "execution" based criterion is elected by the subscriber, the subscriber's order will "fall" from one Counterparty Set to the next in priority following the execution of a subscriber-defined number of shares from the subscriber's orders. In the Contra Priority List example described above, a subscriber may configure that its order to buy 1,000 shares of security ABCD first execute against Counterparty Set A until it has executed at least some number of shares, determined by the subscriber on an order-by-order basis (for example, 200 shares). Once at least 200 shares are executed against Counterparty Set A, the order would then additionally be able to execute against Counterparty Set B (while continuing to be eligible to execute against Counterparty Set A). Once an additional 200 or more shares have been executed against Counterparty Sets A or B, it would then additionally be eligible to execute against Counterparty Set C, and so on. For clarity, in this scenario, the order will not be eligible to execute against Counterparty Set C if the order does not execute for at least the required amount of shares against Counterparty Set A or B first.

If the "time" based criterion is elected by the subscriber, the subscriber can configure the order to buy the security ABCD to execute (and continue to execute) against

Counterparty Set A, if possible, until some amount of time, determined by the subscriber on an order-by-order basis (for example, one second) has elapsed without a match. The order will then additionally be able to execute against Counterparty Set B, and so on.

A subscriber may use both the execution and time parameters in combination. In this configuration, the subscriber has two options, which may be chosen on an order-by-order basis: "either," or "both." If "either" is used, the order will waterfall from one priority level to the next if either criterion is met; if "both" is used, both criteria must be met for an order to waterfall from one Counterparty Set to the next.

Any elected "waterfall" scenario will continue in the expressed priority order as long as all activity (firm-ups in response to invitations, etc.) is occurring over the same channel (see Item 13 above). If a firm-up response is sent via a different channel, then any waterfall instructions, if supplied, will be ignored, although "non-waterfall" priority instructions (if any) will be honored.

The "execution" based option is not available for VWAP orders. Once all potential counterparties in all Contra Priority List levels (A, B, and C in the above example) are exhausted, the order (if any quantity remains from the order) will be exposed to the rest of the LeveL pool, subject to any contra-party exclusions otherwise in effect.

By default, matches within the Buyside Subscriber trading arrangement will "waterfall" from that arrangement to the LeveL pool after the first execution or after fifteen (15) seconds have elapsed from a match if there was no resulting execution.

Broker-Dealer Subscribers may elect that their Firm Orders or Conditional Orders not interact with EFUT Conditional Orders (as discussed more fully in Part III Item 7(a) and 9(a)) at the session level or on an order-by-order basis. Subscribers cannot elect for their EFUT Conditional Orders to not interact with other EFUT Conditional Orders.

b. If yes to Item 14(a), are the procedures for counter-party selection required to be identified in Item 14(a) the same for all Subscribers and the Broker-Dealer Operator?	⦿ Yes ⦾ No